

April 16, 2024

Peter M. Carlson
Chief Executive Officer
Spectral AI, Inc.
2515 McKinney Avenue, Suite 1000
Dallas, TX 75201

> **Re: Spectral AI, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 10, 2024**
> **File No. 333-278610**

Dear Peter M. Carlson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-7857 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Herbert F. Kozlov